EXHIBIT 13 - THIRD QUARTER INTERIM REPORT


To Our Shareholders

  Third quarter sales increased 9.9% over the same quarter last year. Net income decreased from $762,000 to $672,000, largely due to costs associated with our new Monterrey, Mexico, plant. These costs will decline over the fourth quarter, as we continue to ramp up production there.

  Our Power Distribution Products Division has enhanced its ability to supply electrical products through an agreement with two significant e-commerce outlets, supplyFORCE.com and SourceAlliance.com.

  supplyFORCE.com is a network of 244 independent distributors within the Affiliated Distributors Marketing Group. SourceAlliance.com is a collection of electrical distributors and manufacturers using the Allen-Bradley distributor base to supply national account contracts, as well as day-to-day purchases.

  Programs with Marconi (formerly Picker Corporation), Tachion, 3PARdata, and Exadrive continue to progress at our Electronics Division. We expect the next six months to be quite busy, as designs are finalized and we move into production.

  Our Aerospace Division is expected to secure multi-year contracts on the Javelin missile and Apache helicopter programs within the next 90 days. We have been supplying product for both of these programs during the past few years and hope to receive five-year extensions on each.

  Over the next six months, we will be finalizing design and preparing for production on the Integrated Standby Flight Display battery back-up system for Boeing's 737 NG program, and expect production to begin in October.

  We anticipate a solid fourth quarter and continuing progress into the next fiscal year.


/s/
Robert J. McKenna
Chairman and CEO

April 24, 2000
___________________________________________________________________________


ACME ELECTRIC CORPORATION
East Aurora, New York

  The following tables set forth certain unaudited financial information for thirty-nine-week periods ended April 1, 2000, and April 3, 1999 (in thousands, except for per share data):

                                        BALANCE SHEET

                                 04/01/00    04/03/99    06/30/99
                                 --------    --------    --------

Current Assets                   $25,655     $23,215      $22,740
Fixed Assets and Other - Net      19,605      18,652       18,648
                                  ------      ------       ------
  Total                          $45,260     $41,867      $41,388
                                  ======      ======       ======

Current Liabilities              $ 9,001     $10,745      $10,552
Long-Term Debt and Other          12,330      10,309        8,960
Shareholders' Equity              23,929      20,813       21,876
                                  ------      ------       ------
  Total                          $45,260     $41,867      $41,388
                                  ======      ======       ======

                                      INCOME STATEMENT

                          13 Weeks  13 Weeks  39 Weeks  39 Weeks  Fiscal Year
                           Ended     Ended     Ended     Ended       Ended
                          04/01/00  04/03/99  04/01/00  04/03/99    06/30/99
                          --------  --------  --------  --------    --------

Net Sales                  $20,989   $19,100   $59,507   $60,281     $79,813
Net Income                    $672      $762    $2,031    $1,686      $2,707
Net Income Per Common Share
  Basic                       $.13      $.15      $.40      $.33        $.53
  Diluted                     $.13      $.15      $.40      $.33        $.53

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                    5,076     5,061     5,074     5,057      5,060
    Diluted                  5,141     5,097     5,137     5,084      5,091